

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON TO COMPLETE RECAPITALIZATION

CALGARY, July 19, 2010 – Compton Petroleum Corporation (TSX - CMT) is pleased to announce a Recapitalization transaction (the "Recapitalization"). The three-step Recapitalization consists of:

(i) the recently announced and completed asset sales for proceeds of $150.2 million;

(ii) an increase in the borrowing limit and an extension in the term of Compton's Senior Bank Facility; and

(iii) a proposed Plan of Arrangement (the "Arrangement") under the *Canada Business Corporations* Act (the "CBCA") whereby Compton Petroleum Finance Corporation ("Compton Finance") will exchange all of the outstanding US$450.0 million 7⅝% senior notes due 2013 (the "Senior Notes") for a combination of:

- US$193.5 million (the "Maximum Note Consideration") of Compton Finance 10% senior notes due 2017 (the "New Notes");
- US$184.5 million of cash; and
- US$45.0 million of Compton Finance 10% senior notes due September 2011 (the "Mandatory Convertible Notes" and the sum of the cash and the initial principal amount of Mandatory Convertible Notes shall be the "Maximum Cash/Convert Consideration"). See "Senior Note Transaction & Information for Noteholders" below for more information.

Under the terms of the Arrangement, if implemented, all holders of the Senior Notes (a "Noteholder") will have the right to elect to receive the following for each US$1,000 of principal amount of Senior Notes held:

- US$940, consisting of US$755.686 of cash and US$184.314 of Mandatory Convertible Notes, subject to pro rationing based upon the Maximum Cash/Convert Consideration; or
- US$940 of New Notes, subject to pro rationing based upon the Maximum Note Consideration.

If a Noteholder does not make a valid election, they will be deemed to have elected to receive New Notes. Accrued interest on the Senior Notes will be paid in cash on the effective date of the Arrangement.

The following table sets forth the *pro forma* consolidated capitalization of Compton as at March 31, 2010, assuming the completion of the Recapitalization.

	As at March 31, 2010			
	Actual		Pro Forma	
	(in millions)			
Long-term debt (including current portion):				
Senior Bank Facility[2]	$	90.7	$	140.7[3]
Senior Notes[1] [4]	$	448.3	$	-
New Notes[1]	$	-	$	180.9 [5]
MPP Term Facility	$	50.3	$	50.3
Working Capital Deficit[6]	$	9.7	$	9.7
Total long-term debt (including current portion)	$	599.0	$	381.6
Shareholders' Equity:				
Mandatory Convertible Notes[1] [7]	$	-	$	45.7
Shareholders' Equity	$	1,009.5	$	1,009.5
Total capitalization	$	1,608.5	$	1,436.8
Number of Common Shares Outstanding		263.6		263.6[8]

(1) Amounts have been converted from United States dollars to Canadian dollars based on the Bank of Canada noon buying rate on March 31, 2010, which was Cdn$1.00 = US$0.9846.
(2) Includes discount to maturity of $1.1 million.
(3) It is anticipated that $50.0 million will be drawn under the Senior Bank Facility to fund a portion of the Aggregate Cash Proceeds payable pursuant to the Recapitalization on the effective date of the Arrangement.
(4) Includes discount to maturity of $8.7 million.
(5) Assumes an aggregate principal amount of New Notes equal to US$193.5 million are issued, with a fair value equal to US$184.5 million, less $6.5 million of transaction costs.
(6) Working Capital Deficit represents current liabilities in excess of current assets.
(7) The Mandatory Convertible Notes with an aggregate principal amount of US$45.0 million mature on September 15, 2011. Interest will accrue to maturity at 10% per annum. All amounts owing at maturity under the Mandatory Convertible Notes will be redeemed for cash or converted to common shares of Compton based on 95% of the 20-day volume weighted average trading price of the shares for the period ending on the day that is three days before the maturity date of the Mandatory Convertible Notes.
(8) The pro forma number of common shares outstanding is dependent upon the number of shares issued on conversion of the Mandatory Convertible Notes at maturity, unless redeemed for cash.

Management and the Board of Directors believe that the Recapitalization will provide the following key benefits to the Corporation:

- Additional improvement in financial strength through debt reduction of approximately $217.4 million from approximately $599.0 million to $381.6 million, significantly reducing debt service obligations.
    - Reduction in annual cash interest expense of approximately $11.0 million, resulting from lower aggregate debt and a lower average interest rate on the Senior Credit Facility.
    - The Corporation's debt structure will be comprised of bank debt and seven-year notes as well as Mandatory Convertible Notes.
- Compton's banking syndicate has indicated its support for the Recapitalization by agreeing, conditional upon the completion of the Arrangement, to an increase in the Senior Bank Facility to $225.0 million (from $150.0 million previously) and through the addition of two new members to the syndicate.

- The Corporation will be able to turn its full attention to its asset base, targeting production and cash flow growth through the internal development of its asset base and accretive acquisition opportunities.

"This transaction is the final step in the repositioning of our existing capital structure," said Tim Granger, President and CEO. "Through the Recapitalization, we will have created a sustainable capital structure. The Arrangement will complete our Recapitalization, and we can now increase our focus on our strategic growth plan, delivering shareholder value from our strong asset base."

RECAPITALIZATION DETAILS

The Recapitalization includes the following elements:

- The recently announced and completed asset sales for proceeds of $150.2 million.

- Pursuant to the Arrangement under the CBCA, the exchange of all of the Corporation's Senior Notes for a combination of cash, Mandatory Convertible Notes and New Notes.

- Upon Recapitalization:

  o Compton will issue US$45.0 million of Mandatory Convertible Notes;

  o Compton will rebalance its consolidated capital structure, by reducing the total amount of debt outstanding by approximately $217.4 million;

  o The Senior Bank Facility will increase to $225.0 million, comprised of a revolving term facility authorized at $210.0 million and a revolving working capital facility authorized at $15.0 million;

  o The interest margins on the Senior Bank Facility will be reduced by 0.50% from previous levels; and

  o The annual cash interest cost of Compton's consolidated outstanding debt will be reduced by approximately $11.0 million.

Senior Note Transaction & Information for Noteholders

An exchange of all of the Corporation's Senior Notes for a combination of cash, Mandatory Convertible Notes and New Notes is proposed to be completed pursuant to the Arrangement under the CBCA.

Under the terms of the Arrangement, if implemented, all holders of the Senior Notes would have the right to elect to receive the following for each US$1,000 of principal amount of Senior Notes held:

- US$940, consisting of US$755.686 of cash and US$184.314 of Mandatory Convertible Notes, subject to pro ration based upon the Maximum Cash/Convert Consideration; or

- US$940 of New Notes, subject to pro ration based upon the Maximum Note Consideration.

Accrued and unpaid interest with respect to the Senior Notes to the effective date of the Arrangement will be paid in cash concurrently with the issue of the New Notes.

Assuming full pro ration of the Maximum Cash/Convert Consideration and Maximum Note Consideration, each Noteholder would receive, per US$1,000 of Senior Notes, approximately $410 of cash, $100 of Mandatory Convertible Notes and $430 of New Notes.

The New Notes, with a principal amount of US$193.5 million, will mature on September 15, 2017. Interest on the New Notes will be 10% per annum, payable in US dollars semi-annually commencing on March 15, 2011. The other terms of the New Notes will be very similar to the terms of the Senior Notes and will be described in greater detail in the Management Proxy Circular described below.

The Mandatory Convertible Notes with a principal amount of US$45.0 million will mature on September 15, 2011. Interest on the Mandatory Convertible Notes will be 10% per annum, compounded semi-annually, and will not be paid in cash but will instead accrue to the principal amount of the Mandatory Convertible Notes. The Mandatory Convertible Notes may be redeemed at the option of the Corporation for cash at par plus accrued and unpaid interest. The proceeds of any equity offering prior to maturity will be applied to redeem the Mandatory Convertible Notes. If not redeemed for cash prior to maturity, all amounts owing under the Mandatory Convertible Notes will convert to common shares of Compton based on 95% of the 20-day volume weighted average trading price ("VWAP") of the shares for the period ending on the day that is three business days before the maturity date of the Mandatory Convertible Notes. The other terms of the Mandatory Convertible Notes will be very similar to the terms of the Senior Notes and will be described in greater detail in the Management Proxy Circular described below.

The Corporation has obtained an interim order under the CBCA from the Court of Queen's Bench of Alberta in connection with the Arrangement, including calling a meeting of Noteholders (the "Meeting") and the mailing of a Management Proxy Circular to such holders. The meeting date for Noteholders to vote on the Arrangement has been set for September 14, 2010. The Arrangement will require the approval of two-thirds of the votes cast by Noteholders present in person or by proxy at the Meeting and who are entitled to vote on the Arrangement Resolution. Subject to receiving the required approvals and to other conditions, it is anticipated that the effective date of the Arrangement will be on or about September 15, 2010.

The record date for entitlement to notice of the Meeting has been set, subject to any further order of the Court, as July 19, 2010. At the Meeting, each Noteholder will have one vote for each $1.00 of principal amount of Senior Notes as of the Record Date.

The deadline for elections by Noteholders who wish to receive cash and Mandatory Convertible Notes pursuant to the Arrangement is 5:00 p.m. (New York time) on September 10, 2010. Such Noteholders must complete and deliver their Form of Election to their broker or other intermediary through the facilities of DTC on or before such time. Any Noteholder who determines not to make an election, does not properly complete, execute and deliver the Form of Election as provided in the Management Proxy Circular or does not complete, execute and deliver the Form of Election prior to the election deadline, will be deemed to have elected to receive New Notes.

A copy of the Management Proxy Circular providing details of the Arrangement will be filed with the Canadian securities regulatory authorities and made available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and the Corporation's website at www.comptonpetroleum.com on or about July 26, 2010. The document will be mailed to Noteholders at that time. Noteholders who hold their Senior Notes through a broker or other intermediary should contact such broker or other intermediary in order to obtain a voting instruction card or valid proxy.

Senior Bank Facility

Conditional upon completion of the Arrangement, the bank syndicate has agreed to:

- increase the extendable Senior Bank Facility to $225.0 million from $150.0 million, comprised of a revolving term facility authorized at $210.0 million and a revolving working capital facility authorized at $15.0 million;

- reduce the interest margins by 0.50%; and

- change the tenor of the Senior Bank Facility such that, if not extended at lenders option in 2011, the undrawn portion of the Senior Bank Facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility, which will be required to be repaid on July 2, 2012.

In addition, two additional financial institutions will join the banking syndicate upon Recapitalization, which exemplifies their financial support of Compton's strategic plans.

Additional Information

Compton's Board of Directors has determined that the Arrangement is in the best interests of the Corporation and its shareholders given, among other reasons, that it will reduce net debt by approximately $217.4 million, significantly improving Compton's capital structure and providing considerable financial flexibility. This determination was made based on a range of factors, including the recommendation of Compton's financial advisor and outside legal counsel as well as an opinion received from the Corporation's financial advisor, BMO Capital Markets, addressed to the Board of Directors of the Corporation, that the Arrangement, if implemented, is fair, from a financial point of view, to the Noteholders. The successful implementation of the Recapitalization is expected to be a significant positive step for Compton in pursuing its business plan through a renewed focus on production and cash flow growth.

Tim Granger continued: "After a thorough review of alternatives, we are convinced that it is in all stakeholders' best interests to implement the Recapitalization at this time. It provides Noteholders with cash for a portion of their position and Mandatory Convertible Notes and New Notes, the aggregate value of which exceeds the value of the current Senior Notes. Shareholders will continue to have natural gas exposure to long life reserves, while benefiting from an improved capital structure. We believe that our capital structure, without the Recapitalization, would continue to negatively impact market valuation. Management expects that the Recapitalization will substantially improve capital markets' confidence in the Corporation, resulting in a more appropriate market valuation that properly reflects Compton's overall value."

<u>Information for Shareholders:</u>

The common shares and shareholders of the Corporation are not directly involved in the Recapitalization. The legal rights of shareholders are not affected by the Recapitalization, and there is no requirement for Shareholders to execute anything at this time.

Other Recapitalization Documentation

A copy of the binding agreements to which the Corporation is a party, the fairness opinion, and certain related documents will be filed with Canadian securities regulators and will be available

on the SEDAR website at www.sedar.com, EDGAR at www.sec.gov, and the Corporation's website at www.comptonpetroleum.com as soon as practicable following their respective execution.

Compliance with the Existing Senior Note Indenture

The trust indenture for the Senior Notes requires that prior to completing an asset sale in excess of $3.0 million Compton deliver an officer's certificate to the trustee setting forth the Fair Market Value (as defined in the trust indenture) of the assets sold, accompanied, for asset sales in excess of $15.0 million, by a resolution of Compton's Board of Directors determining that the consideration received is at least equal to Fair Market Value of the assets sold. While Compton has provided annual certifications to the trustee setting forth the Fair Market Value received by Compton in connection with asset sales, such certifications were not delivered prior to consummation of such asset sales and were not accompanied by resolutions of Compton's Board of Directors.

Compton received consideration at least equal to the Fair Market Value of the assets sold in each of the prior asset sales conducted by Compton and all proceeds of such asset sales were applied appropriately in accordance with the covenant in the trust indenture relating to asset sales. Nevertheless, failure to comply with the requirement to deliver an officer's certificate and board resolutions prior to the time of an asset sale may constitute an event of default that is continuing under the trust indenture for the Senior Notes. As part of its application for the Interim Order, Compton has sought and received from the Court a stay of proceedings in respect of that event of default, pending the outcome of the Meeting to consider the proposed Arrangement. If the Arrangement is completed, all rights and obligations under the trust indenture will be extinguished by order of the Court in connection with the approval of the Arrangement. Compton has obtained from the banks under its Senior Bank Facility a waiver of any cross-default in the Senior Bank Facility created by any event of default under the trust indenture prior to the date hereof.

Advisories

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development

expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of the Plan of Arrangement and Recapitalization transactions. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays: the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at High River in southern Alberta, and the shallower Southern Plains sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity. Natural gas represents approximately 84% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

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For further information, contact:

Susan J. Soprovich   C.W. Leigh Cassidy
Director, Investor Relations   Vice President, Finance & CFO
Ph: (403) 668-6732   Ph: (403) 205-5812

Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com

Website: www.comptonpetroleum.com

Noteholders:

BMO Capital Markets   MacKenzie Partners
Financial Advisor   Information Agent
Ph: (416) 359-4275   Ph: (212) 929-5500
Toll-free: (877) 741-7262   Toll-free: (800) 322-2885